UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2023)	Previous Period (Third quarter of 2023)	Changes (%)	Year to Year Comparison (Fourth quarter of 2022)	Changes (%)
Operating Revenue	Quarterly Results	45,273	44,026	2.83	43,945	3.02
	Year-to-date (“YTD”) Results	176,085	130,812	—	173,050	1.75
Operating Income	Quarterly Results	2,971	4,980	(40.35)	2,545	16.72
	YTD Results	17,532	14,561	—	16,121	8.75
Profit from Continuing Operations Before Income Tax	Quarterly Results	2,174	4,000	(45.66)	1,440	50.95
	YTD Results	14,882	12,708	—	12,362	20.39
Profit for the Period	Quarterly Results	1,874	3,082	(39.19)	2,237	(16.22)
	YTD Results	11,459	9,585	—	9,478	20.90
Attributable To: Controlling Interests	Quarterly Results	1,760	2,979	(40.92)	2,127	(17.24)
	YTD Results	10,936	9,176	—	9,124	19.86

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2023)	Previous Period (Third quarter of 2023)	Changes (%)	Year to Year Comparison (Fourth quarter of 2022)	Changes (%)
Operating Revenue	Quarterly Results	32,043	31,484	1.77	30,963	3.49
	YTD Results	125,892	93,849	—	124,146	1.41
Operating Income	Quarterly Results	2,540	4,071	(37.61)	1,946	30.51
	YTD Results	14,559	12,019	—	13,211	10.20
Profit Before Income Tax	Quarterly Results	1,632	3,275	(50.17)	466	250.49
	YTD Results	13,549	11,918	—	11,463	18.21
Profit for the Period	Quarterly Results	1,144	2,504	(54.32)	879	30.18
	YTD Results	10,598	9,454	—	8,695	21.88

3. Source of Data	Data Provider	IR, SK Telecom
	Provided for	Analysts and Investors

	Date of Provision	February 5, 2024 / 10:00 a.m. (Seoul time)
	Location	2023 Earnings Results Conference Call
	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•  The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•  For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: February 5, 2024